UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

AB PRIVATE CREDIT INVESTORS CORPORATION

(Name of Subject Fund (Issuer))

AB PRIVATE CREDIT INVESTORS CORPORATION

(Names of filing Person (Offeror and Issuer))

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

J. Brent Humphries

Chairman and Chief Executive Officer

AB Private Credit Investors Corporation

405 Colorado Street, Suite 1500

Austin, TX 78701

Tel: (212) 969-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Kenneth E. Young, Esq.

Paul Stevens, Esq.

Dechert LLP Cira Centre 2929 Arch Street

Philadelphia, PA 19104

Telephone: (215) 994-4000

☐

Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 1 relates to the Issuer Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission (the “SEC”) on May 29, 2026 by AB Private Credit Investors Corporation (the “Fund”) in connection with an offer by the Fund to purchase up to 1,935,427.95 shares of the Fund’s common stock, par value $0.01 per share (the “Shares,” and such number of Shares offered to be purchased by the Fund, the “Quarterly Tender Cap”), at a price per Share equal to the Fund’s net asset value per Share as of June 30, 2026 upon the terms and subject to the conditions described in the Offer to Purchase, dated June 30, 2026 (the “Offer to Purchase”) and the related Notice of Intent to Tender (the “Notice of Intent,” which together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”), copies of which were previously filed with the Schedule TO.

This is the final amendment to the Schedule TO, and it is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 5:00 p.m., New York City time, on June 30, 2026.

2.

899,104.822 Shares were validly tendered and not withdrawn prior to the expiration of the Offer and all of those Shares were accepted for purchase by the Fund in accordance with the terms of the Offer.

3.	The per Share net asset value of the Shares tendered pursuant to the Offer was calculated as of June 30, 2026 in the amount of $9.15.

4.

Payment of the purchase price was made in the form of promissory notes issued to stockholders of the Fund whose tendered Shares were accepted for purchase by the Fund. On August 4, 2026, the Fund paid such stockholders a total of 8,229,686.23 representing the amount payable under the promissory notes.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2026

AB PRIVATE CREDIT INVESTORS CORPORATION
By:	/s/ Leon Hirth
Name:	Leon Hirth
Title:	Secretary